Filed by Momentive Global Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Commission File No.: 001-38664

The following communication was first made available on October 28, 2021 to employees of Momentive Global Inc.

Momentive Global Inc.

The potential impact on your options, restricted stock units and restricted stock upon closing of the proposed Zendesk – Momentive merger.

Important Notice

•	This presentation is for general informational purposes only and Zendesk or Momentive is not offering tax planning or tax advice.

•	This summary is not intended to be exhaustive and does not discuss the tax consequences specific to where you live.

•	Please consult your tax advisor regarding your unique tax situation.

Forward-Looking Statements

Forward-Looking Statements

This communication may contain forward-looking statements. The achievement of the matters covered by such forward-looking statements involves risks, uncertainties and assumptions. If any of these risks or uncertainties materialize or if any of the assumptions prove incorrect, actual results and outcomes could differ materially from the results and outcomes expressed or implied by the forward-looking statements Momentive makes.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation: the possibility that the conditions to the closing of the acquisition of Momentive by Zendesk (the “Transaction”) are not satisfied on a timely basis or at all, including the risk that required approvals from Momentive’s and Zendesk’s respective stockholders for the Transaction, or required regulatory approvals to consummate the Transaction, are not obtained; potential litigation relating to the Transaction and the resulting expense or delay; uncertainties as to the timing of the consummation of the Transaction; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Momentive or Zendesk to terminate the Transaction; difficulties and delays in integrating Momentive’s and Zendesk’s businesses; prevailing economic, market or business conditions or competition, or changes in such conditions, negatively affecting the Momentive’s and Zendesk’s businesses and the business of the combined company following the Transaction; the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; risks that the Transaction disrupts Momentive’s or Zendesk’s current plans and operations; the failure to realize anticipated synergies and other anticipated benefits of the Transaction when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transaction; the effect of the announcement of the Transaction on the ability of Momentive or Zendesk to retain and hire key personnel; the diversion of the attention of the respective management teams of Momentive and Zendesk from their respective ongoing business operations; and risks relating to the market value of Zendesk’s common stock to be issued in the Transaction.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Zendesk’s and Momentive’s publicly filed documents, including Momentive’s Quarterly Report on Form 10-Q for the period ended June 30, 2021, and Zendesk’s Quarterly Report on Form 10-Q for the period ended June 30, 2021.

Zendesk and Momentive caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make, except as required by applicable law.

Additional Information

Additional Information and Where to Find It

In connection with the Transaction, Zendesk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Zendesk and Momentive and that also will constitute a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the Transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus (if and when available) will be sent to the respective stockholders of Momentive and Zendesk seeking their approval of their respective merger-related proposals. Each of Zendesk and Momentive may also file other relevant documents regarding the Transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE TRANSACTION.

Investors and security holders may obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by Zendesk will be available free of charge by accessing Zendesk’s investor relations website at investor.zendesk.com or upon written request to Zendesk at 989 Market Street, San Francisco, California 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way San Mateo, California 94403.

Participants In The Solicitation

Zendesk, Momentive, their respective directors and certain of their respective executive officers are participants in the solicitation of proxies from the respective stockholders of Zendesk and Momentive in respect of the Transaction. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Information about Zendesk’s directors and executive officers and their ownership of Zendesk’s common stock is also available in Zendesk’s proxy statement, dated April 2, 2021, for its 2021 Annual Meeting of Stockholders. Information about Momentive’s directors and executive officers and their ownership of Momentive’s common stock is also available in Momentive’s proxy statement, dated April 20, 2021, for its 2021 Annual Meeting of Stockholders.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Overview of the Proposed Merger

•	Status

•	Zendesk and Momentive signed a merger agreement on October 28, 2021.

•	The merger is not complete until it closes.

•	You will receive additional information from Zendesk and Momentive in the weeks and months ahead regarding your equity awards.

Types of Equity Awards

•	Stock Options

•

A stock option is a contract between you and Momentive, giving you the right to purchase a specified number of shares at a fixed price during a specified period of time, subject to you satisfying vesting criteria and other relevant terms and conditions.

•	Restricted Stock Units (RSUs)

•

RSUs are the right to receive shares of common stock in the future subject to you satisfying vesting criteria and other relevant terms and conditions. However, unlike stock options, RSUs do not have an exercise price.

•	Restricted Stock

•	Restricted stock are issued shares of common stock that are subject to vesting and will be forfeited to Momentive if they don’t vest. Upon vesting, you own the shares.

Assumption of Awards – Continuing Employees

•

If you remain a Momentive or Zendesk employee or service provider immediately following the time of the merger, your outstanding options and unvested RSUs and restricted stock awards will be assumed by Zendesk.

•	Generally, your assumed awards will continue to have the same terms and conditions as applied to the awards before the merger.

•	Your assumed awards will continue to vest pursuant to the vesting schedule set forth in your individual award agreement subject to your continued service following the merger.

•	Your assumed awards will be adjusted by an exchange ratio to determine the number of Zendesk shares subject to your award and the new exercise price of your award (if any)

Assumption of Awards – Exchange Ratio

•	The Exchange Ratio is 0.225.

•	The Exchange Ratio is intended to generally preserve the economic value of your award.

Assumption of Options – Continuing Employees

•	Outstanding options (vested and unvested) held by continuing employees or service providers will be assumed by Zendesk.

•	The number of shares and the exercise price of your assumed options will be adjusted as follows:

•

Zendesk Shares Subject to your Assumed Options: number of outstanding shares subject to your Momentive option before the merger multiplied by the Exchange Ratio (rounded down to the nearest whole share).

•	Exercise Price of your Assumed Options: the exercise price of your Momentive option before the merger divided by the Exchange Ratio (rounded up to the nearest whole cent).

Example of Assumption of Options

•	Assume you are a continuing employee or service provider whose options are being assumed and have an outstanding option to purchase 15,000 shares of Momentive stock with an exercise price of $19.21.

•	The Exchange Ratio is 0.225.

•	After the merger, your option would be exercisable for 3,375 shares of Zendesk stock at an exercise price of $85.38 per share:

Shares		Exercise Price
Momentive shares	15,000	Momentive exercise price	$19.21
Multiplied by Exchange Ratio	0.225	Divided by Exchange Ratio	0.225
Zendesk shares	3,375	Zendesk exercise price	$85.38

Assumption of Unvested RSUs / Restricted Stock – Continuing Employees

•	Unvested RSUs and restricted stock held by continuing employees or service providers will be assumed by Zendesk. The number of RSUs and shares of restricted stock will be adjusted as follows:

•

The number of assumed RSUs and shares of restricted stock will equal the number of unvested Momentive RSUs or shares of restricted stock before the merger multiplied by the Exchange Ratio (with RSUs rounded down to the nearest whole share).

Example of Assumption of RSUs

•	Assume you are a continuing employee or service provider whose RSUs are being assumed and have 1,500 RSUs covering shares of Momentive stock.

•	The Exchange Ratio is 0.225.

•	After the merger, your RSUs would cover 337 shares of Zendesk stock:

Shares
Momentive shares	1,500
Multiplied by Exchange Ratio	0.225
Zendesk shares	337

Ownership of Zendesk Shares

•	After you exercise your assumed stock options or your assumed RSUs or restricted stock vest, you will own shares of Zendesk stock.

•	Once Zendesk has filed a registration statement, any shares acquired pursuant to your awards can be sold on the market (subject to applicable laws and any Zendesk policies that may apply).

•	The registration statement will be filed as soon as possible following the close, but no later than 10 business days following the close.

Vested Options held by Non-Continuing Employees

•	If you do not remain a Zendesk or Momentive employee or service provider immediately following the time of the merger, your vested options will not be assumed and will be cancelled.

•

If the exercise price of your cancelled vested options is less than the equity award cash consideration amount, you will receive a cash payment, less applicable taxes, equal to the equity award cash consideration amount less the exercise price of your options, multiplied by the number of shares subject to your vested options (including options that vest in connection with the merger).

•

The equity award cash consideration amount will be determined shortly before the close of the merger and will equal 0.225 multiplied by the trading price of Zendesk common stock in the days leading up to the merger.

•

If the exercise price of your cancelled vested options is equal to or greater than the equity award cash consideration amount, your vested options will be cancelled for no payment or other consideration.

Vested RSUs / Restricted Stock

•	Vested RSUs and restricted stock (including RSUs and restricted stock that vest in connection with the merger) will not be assumed and will be cancelled.

•

You will receive that number of Zendesk shares equal to the product of (i) 0.225, multiplied by (ii) the total number of shares of Momentive stock subject to your vested award, plus a cash payment for any fractional share.

Unvested Options, Restricted Stock or RSUs held by Non-Continuing Employees

•	If you do not remain a Zendesk or Momentive employee or service provider immediately following the time of the merger, your unvested options and unvested RSUs and restricted stock will not be assumed.

•	Unvested options, RSUs and restricted stock held by non-continuing employees or service providers will be cancelled for no payment or other consideration.

Exercise of Vested Options Before the Merger

•

Prior to the merger, you may exercise any vested and exercisable Momentive options you hold in accordance with the terms of your option agreement, the equity plan and any Momentive policies that apply to you.

•	To exercise your Momentive options prior to the merger, you must pay the exercise price for the shares, plus any tax withholding. Afterwards, you will become an owner of Momentive shares.

•

Upon the closing of the merger, you will receive the per share consideration payable to other Momentive stockholders for the Momentive shares you hold and will be subject to the same terms and conditions that apply to other Momentive stockholders.

•	Only options, RSUs and restricted stock held by continuing employees and service providers that are outstanding at the time of the merger will be assumed.

U.S. Tax Consideration – Assumption of Awards

•	You generally will not recognize ordinary income at the time Zendesk assumes your awards.

•

Generally, you will recognize income when you exercise a nonstatutory stock option, your RSUs or restricted stock vest, or when you dispose of shares purchased upon the exercise of an incentive stock option.

•	Please consult your tax advisor to discuss your unique tax situation.

U.S. Tax Consideration – Cancellation of Awards

•	If you receive any consideration for your cancelled vested equity awards, you will recognize ordinary income.

•	Such income generally will constitute wages and therefore will be subject to the collection of applicable U.S. federal and state income and employment tax withholdings.

•	Please consult your tax advisor to discuss your unique tax situation.

ESPP

•	No new offering periods will start under the ESPP.

•	Our current offering periods will continue on their current terms.

•	Contribution rates cannot be increased and no new participants can join.

•

Shortly before the Merger closes, outstanding offering periods will terminate and accumulated contributions will be used for a final purchase. Additional details will be provided as we get closer to close.